MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 5/31/11

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	35
2010 Turnover:	34%
Net Assets:	$12.4 mil
Audited Expense Ratio:	1.50%
Total Annual Fund Operating Expenses:	1.50%

No sales loads or distribution fees

Contact Us

We want to hear from you!

Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE, # 210
LA JOLLA, CA 92037

Industry Insight: Telecommunications

Dialing up value from the businesses that keep us connected

Do you own a cell phone? You're not alone. 82% of Americans have mobile phones, up from 65% in 2004.[1] And according to the United Nations, cell phone ownership has gone global. The percentate of mobile phone plan subscribers worldwide topped 75% in 2010, up from only 12% ten years prior.[2]

The Mundoval Fund is in position to potentially capitalize on the worldwide expansion of telecommunications, especially in foreign markets. We've purchased shares in four telecom businesses we feel offer a solid investment opportunity at an attractive price:

1) America Movil: The largest telecommunications provider in Latin America with 225 million mobile customers and 28 million fixed line customers across 18 countries, including a 70% share of Mexico's wireless market.[3]

2) Telefonica De Espana: Provides over 220 million mobile phone accounts diversified across 25 countries through Telefonica Spain, Telefonica Latinoamerica, and Telefonica Europe.[4]

3) France Telecom: Well-established Euro Zone telecom provider with over 150 million mobile phone subscriptions. And solid growth potential with mobile phone and internet services in emerging marketplaces like Africa and the Middle East.[5]

4) China Mobile: The leading mobile phone service provider in China with a customer base of more than 600 million subscribers and market share of approximately 70%.[6]

1. Pew Internet, Lenhart, "Cell phones and American adults," Sept., 2010. 2. International Telecommunications Union, "Global ICT Trends," www.itu.int. 3. www.americamovil.com, "Fact Sheet." 4. www.telefonica.com, "About Telefonica." 5. www.orange.com, "Group." 6. www.chinamobileltd.com, "Company Profile & Operation Data."

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The